invensys®

06014076

Invensys plc
Portland House
Bressenden Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

82-2142

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA

22 May 2006

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed 2 notifications released to the London Stock Exchange concerning

(1) Notification of Major Interests in Shares
(2) Sale of Invensys Building Systems

Yours faithfully,

Venetia Brown

Rachel Spencer
Deputy Secretary

Copy to: Mr. T. Peterson
Mr. M. Downing

RNS Number:5404D
Invensys PLC
24 May 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Standard Life Investments

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by Standard Life Investments on behalf of Standard Life Group in respect of their material and non-material interests

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees

5) Number of shares/amount of stock acquired
n/a

6) Percentage of issued class
n/a

7) Number of shares/amount of stock disposed
4,130,188

8) Percentage of issued class
0.073%

9) Class of security

Ordinary shares of 1p each

10) Date of transaction

23 May 2006

11) Date company informed

24 May 2006

12) Total holding following this notification

567,507,399

13) Total percentage holding of issued class following this notification

9.979%

14) Any additional information

15) Name of contact and telephone number for queries

Steve Devany, Vice President - Communications

020 7821 3758

16) Name of company official responsible for making this notification

Jaime Tham, Assistant Secretary

Date of notification: 24 May 2006

Regulatory News

SEC NO 82 – 2142

Invensys PLC - Invensys PLC – Disposal

RNS Number: 5476D
Invensys PLC
24 May 2006

Sale of Invensys Building Systems

Invensys plc announces that it has signed an agreement for the sale of its Invensys Building Systems (formerly Advanced Building Systems) operations in the USA and Asia Pacific (IBS) to Schneider Electric SA for a gross cash consideration of $296 million (£157 million(1)). IBS is a leading supplier of building management systems.

In the year ended 31 March 2006, IBS had revenue of £73 million and operating profit(2) of £11 million; the gross assets of IBS at 31 March 2006 were £48 million and net operating assets were £32 million, including goodwill of £8 million. The transaction is subject to customary regulatory approvals and is expected to complete by the end of July 2006. The proceeds from this disposal will be applied towards satisfying the group's liabilities.

Invensys plc will be announcing its preliminary results for the year ended 31 March 2006 tomorrow.

Contact:

Invensys plc	Steve Devany	tel: +44 (0) 20 7821 3758
Maitland	Emma Burdett/Michelle Jeffery	tel: +44 (0) 20 7379 5151

(1) Converted at the closing exchange rate on 23 May 2006 of $1.88/£1

(2) Before exceptional items

invensys®

Invensys plc

London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA

22 May 2006

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Notification of Major Interests in Shares.

Yours faithfully,

Rachel Spencer
Deputy Secretary

Copy to: Mr. T. Peterson
Mr. M. Downing

RNS Number:3740D
Invensys PLC
22 May 2006

INVENSYS PLC ('the Company')

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Pursuant to Section 198 of the Companies Act 1985, on 22 May 2006 we received notification from Deutsche Bank AG on its behalf and on behalf of its subsidiaries that as at 19 May 2006, no longer they nor their subsidiaries have a notifiable interest in the capital of the Company.

Name of contact and telephone number for queries
Steve Devany, Vice President - Communications
020 7821 3758

Name of company official responsible for making this notification
Jaime Tham, Assistant Secretary

Date of notification: 22 May 2006